SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                              ------------------
                                SCHEDULE 14D-9

                  Solicitation/Recommendation Statement Under
            Section 14(d)(4) of the Securities Exchange Act of 1934

                               (Amendment No. 6)
                              ------------------
                                   TRW INC.
                           (Name of Subject Company)

                                   TRW INC.
                     (Name of Person(s) Filing Statement)

                   Common Stock, Par Value $0.625 Per Share
       Cumulative Serial Preference Stock II, $4.40 Convertible Series 1 Cumulative Serial Preference Stock II, $4.50 Convertible Series 3

                        (Title of Class of Securities)

                                   872649108
                                   872649504
                                   872649603
                     (CUSIP Number of Class of Securities)

                               -----------------

                              William B. Lawrence
            Executive Vice President, General Counsel and Secretary
                                   TRW Inc.
                              1900 Richmond Road
                             Cleveland, Ohio 44124
                                (216) 291-7000

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
          Communications on Behalf of the Person(s) Filing Statement)

                               -----------------

                                With copies to:

                              Peter Allan Atkins
                                Eric L. Cochran
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                                (212) 735-3000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Amendment No. 6 to Schedule 14D-9 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 originally filed by TRW Inc. on March 13, 2002 and amended on March 25, 2002, April 1, 2002, April 3, 2002, April 4, 2002 and April 10, 2002. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9 and Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 thereto.

Item 8.  Additional Information To Be Furnished.

Item 8(b) is hereby amended by adding the following at the end thereof:

         On April 10, 2002, the Company received a Request for Additional Information and Documentary Material (a "Second Request") from the Antitrust Division of the United States Department of Justice in connection with the Antitrust Division's review of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The Company will cooperate with the Antitrust Division in connection with the Second Request. If Northrop has received a Second Request, the waiting period under the HSR Act for the acquisition of Shares by Northrop will not expire until 11:59 p.m., Eastern Time, on the thirtieth day after Northrop has substantially complied with such request.

         As of April 11, 2002, one of the conditions to the Offer, which requires among other things that the applicable waiting periods under the HSR Act and the European Community Merger Control Regulation, Council Regulation No. 4064/89 ("ECMR") have expired or terminated, has not been satisfied, and such condition will not be satisfied until the waiting periods under the HSR Act, the ECMR and any other applicable similar foreign laws or regulations have expired or been terminated.


                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                   TRW INC.


                                   By:   /s/ William B. Lawrence
                                       -------------------------------------
                                         William B. Lawrence
                                         Executive Vice President, General
                                         Counsel and Secretary


Dated:  April 11, 2002